

Mail Stop 7010

September 8, 2006

via U.S. mail and facsimile

Mr. John S. Stroup
President and Chief Executive Officer
Belden CDT, Inc.
7701 Forsyth Boulevard, Suite 800
St. Louis, MO 63105

> **RE:** **Belden CDT, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended June 25, 2006**
> **File No. 1-12561**

Dear Mr. Stroup:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.
.

Sincerely,

Rufus Decker
Accounting Branch Chief